UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

CHINA FIRE & SECURITY GROUP, INC.
(Name of Issuer)
Common Stock, (Par value $0.001 per share)
(Title of Class of Securities)
90915 R 105
(CUSIP Number)

Amber Parent Limited Attention: Sean Doherty c/o Bain Capital Partners, LLC 111 Huntington Avenue Boston, Massachusetts 02199 Telephone: (617) 516-2000	Brian Lin
Chief Executive Officer
China Fire Protection Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing, 101304
People’s Republic of China
Telephone: +86 10 8441 7400
with copies to:

David Patrick Eich, Esq. Jesse Sheley, Esq. Kirkland & Ellis International LLP 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong +852 3761 3300	Steven Liu, Esq. DLA Piper UK, LLP 20th Floor, South Tower, Beijing Kerry Center 1 Guanghua Road Chaoyang District, Beijing 100020 People’s Republic of China Telephone: +86 10 6561 1788
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Amber Parent Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,916,600 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,916,600 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) 16,916,600 shares of Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Person pursuant to the Voting Agreements described in Item 4 below and the irrevocable proxy contained therein. No payment was made in consideration for entering into the Voting Agreements.

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Weigang Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		1,031,750

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,667,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,031,750

WITH	10	SHARED DISPOSITIVE POWER

		14,667,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,699,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Jincai Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,667,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,667,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,667,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS China Honour Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		2,667,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,667,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,667,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Li Brothers Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		12,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Alpha Great Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		9,051,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,051,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,051,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Future Champion Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		5,616,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,616,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,616,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Jin Zhan Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		768,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		768,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	768,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Vyle Investment Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		786,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		786,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	786,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Bin Brian Lin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		1,224,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,224,100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,224,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Small Special Technology Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		524,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		524,400

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	524,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	90915 R 105

1	NAMES OF REPORTING PERSONS Weishe Zhang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		731,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		731,900

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	731,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of China Fire & Security Group, Inc., a Florida corporation (the “Issuer”). As of May 23, 2011, the Issuer has 28,605,934 shares of Common Stock outstanding (including 750,000 shares of voting restricted Common Stock) (collectively the “Common Outstanding”) and an aggregate 738,750 shares exercisable under options within 60 days from May 23, 2011.
The principal executive office of the Issuer is located at South Banbidian Industrial Park, Liqiao Township, Shunyi District, Beijing, People’s Republic of China 101304.
Item 2. Identity and Background
(a)—(b) Name and Residence or business address
The statement is being filed by the following reporting persons (collectively, the “Reporting Persons”):

Name	Residence or business address
Amber Parent Limited	c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199

Mr. Weigang Li	2804, No. 4 Wan Ke Xin Yuan, Yang Shan Road, Chaoyang District, Beijing, People’s Republic of China

Ms. Jincai Li	Room 301 West Unit West No. 3 Building, Shuiyueyuan Yuehe District, Changzhou City, Hebei Province, People’s Republic of China

China Honour Investment Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands

Li Brothers Holdings Inc.	P.O. Box 3321, Drake Chambers, Road Town Tortola, British Virgin Islands

Alpha Great Holdings Limited	Woodbourne Hall, Road Town, Tortola, British Virgin Islands

Future Champion Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Jin Zhan Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Mr. Brian Lin	B-2502, TYG Center, C2 Dongsanhuanbeilu, Chaoyang District, Beijing, China 100027

Vyle Investment Inc.	Pasea Estate, Road Town, Tortola, British Virgin Islands.

Mr. Weishe Zhang	B-2502, TYG Center, C2 Dongsanhuanbeilu, Chaoyang District, Beijing, China 100027

Small Special Technology Inc.	Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands.
Amber Parent Limited (“Parent”), an exempted company incorporated in the Cayman Islands, was formed for the object and purpose of, and the nature of the business to be conducted and promoted by it is, principally to acquire the Issuer, and to engage in any and all activities necessary or incidental to the foregoing. Bain Capital Asia Integral Investors, L.P. (“Asia Integral”), a Cayman Islands partnership, whose general partner is Bain Capital Investors LLC, owns all of the interests in Parent. Upon consummation of the Merger and pursuant to the Rollover Agreement, as set forth in Item 4 of this Statement below, Asia Integral will own approximately 75.8% of Parent and certain other Reporting Persons will own approximately 24.2% of Parent.
(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

1

Present principal occupation/
Name	principal business and address of any corporation
Amber Parent Limited	To act as a holding company to engage in strategic business operations and activities c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199

Mr. Weigang Li	Chairman of the Board of the Issuer

Ms. Jincai Li	Business woman

China Honour Investment Limited	To act as a holding company to engage in strategic business operations and activities Pasea Estate, Road Town, Tortola, British Virgin Islands

Li Brothers Holdings Inc.	To act as a holding company to engage in strategic business operations and activities P.O.Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands

Alpha Great Holdings Limited	To act as a holding company to engage in strategic business operations and activities Woodbourne Hall, Road Town, Tortola, British Virgin Islands

Future Champion Limited	To act as a holding company to engage in strategic business operations and activities P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Jin Zhan Limited	To act as a holding company to engage in strategic business operations and activities P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Mr. Brian Lin	Chief Executive Officer of the Issuer B-2502, TYG Center, C2 Dongsanhuanbeilu, Chaoyang District, Beijing, China 100027

Vyle Investment Inc.	To act as a holding company to engage in strategic business operations and activities Pasea Estate, Road Town, Tortola, British Virgin Islands.

Mr. Weishe Zhang	Vice President of Strategic Planning of the Issuer B-2502, TYG Center, C2 Dongsanhuanbeilu, Chaoyang District, Beijing, China 100027

Small Special Technology Inc.	To act as a holding company to engage in strategic business operations and activities Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands.
(d)—(e) No Convictions or Proceedings
During the last five years, the Reporting Persons (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship

Name	Citizenship
Amber Parent Limited	Cayman Islands

Mr. Weigang Li	People’s Republic of China

Ms. Jincai Li	People’s Republic of China

China Honour Investment Limited	British Virgin Islands

Li Brothers Holdings Inc.	British Virgin Islands

Alpha Great Holdings Limited	British Virgin Islands

Future Champion Limited	British Virgin Islands

Jin Zhan Limited	British Virgin Islands

Mr. Brian Lin	Canada

Vyle Investment Inc.	British Virgin Islands

Mr. Weishe Zhang	People’s Republic of China

Small Special Technology Inc.	British Virgin Islands

Item 3. Source and Amount of Funds or Other Consideration
With respect to Parent, the information set forth under Item 4 below is incorporated by reference herein.
The balance of the information reported in this Item 3 relates to previously reported information. Mr. Gangjin Li was the sole director of Li Brothers Holdings Inc. (“Li Brothers”) with 100% voting power and China Honour Investment Limited (“China Honour”). Li Brothers is a British Virgin Islands (“BVI”) company, of which Mr. Gangjin Li owned 50% of the economic interest and Mr. Weigang Li, the brother of Mr. Gangjin Li and Chairman of the Board of the Issuer, owned 50% of economic interest. China Honour is a BVI company of which Mr. Gangjin Li had 100% economic and voting ownership.
On March 18, 2010, Mr. Gangjin Li signed two Deeds of Gift, under which Mr. Gangjin Li transferred 350 ordinary shares of Li Brothers and 100 ordinary shares of China Honour by way of gift to Alpha Great Holdings Limited (“Alpha Great”), representing 50% of the outstanding shares of Li Brothers and 100% of the outstanding shares of China Honour respectively. Established on March 2, 2010, Alpha Great is a BVI company, of which Lion Management (Hong Kong) Limited was the director. On March 18, 2010, Mr. Gangjin Li was appointed as the director of Alpha Great to replace Lion Management (Hong Kong) Limited.
On March 18, 2010, Mr. Gangjin Li and HSBC International Trustee Limited (“HSBC”) entered into a Trust Deed to establish LGJ Family Trust with Mr. Gangjin Li as settler and HSBC as trustee. On the same day, HSBC exercised its investment power in LGJ Family Trust to subscribe to 100% of the issued share capital of Jade Ground Holdings Limited (“Jade Ground”). Jade Ground was incorporated on February 2, 2010 in BVI and Lion International Management Limited, a wholly-owned subsidiary of HSBC, was appointed as the director. On March 18, 2010, Jade Ground acquired 100% of the issued share capital of Alpha Great.
On April 12, 2010, Mr. Gangjin Li, director of Li Brothers, China Honour and Alpha Great, passed away, and Mr. Weigang Li and Ms. Jincai Li were appointed as directors of Li Brothers, China Honour and Alpha Great on May 6, 2010. Given the effect of appointment, Mr. Weigang Li and Ms. Jincai Li jointly control the voting power of Li Brothers, China Honour, and Alpha Great.
Mr. Weigang Li, Ms. Jincai Li, Li Brothers, China Honour, Jade Ground, Lion International Management Limited, Alpha Great, LGJ Family Trust and HSBC may be deemed to be a group.
On March 29, 2010, Mr. Weigang Li signed a Deed of Gift, under which Mr. Weigang Li transferred 350 ordinary shares of Li Brothers by way of gift to Future Champion Limited (“Future Champion”), representing 50% of the outstanding shares of Li Brothers. Established on March 2, 2010, Future Champion is a BVI company, of which Lion Management (Hong Kong) Limited was the director. On March 29, 2010, Mr. Weigang Li was appointed as the director of Future Champion to replace Lion Management (Hong Kong) Limited.
On March 29, 2010, Mr. Weigang Li and HSBC entered into a Trust Deed to establish LWG Family Trust with Mr. Weigang Li as settler and HSBC as trustee. On the same day, HSBC exercised its investment power in LWG Family Trust to subscribe to 100% of the issued share capital of Magic Express Limited (“Magic Express”). Magic Express was incorporated on December 29, 2009 in BVI and Lion International Management Limited, a wholly-owned subsidiary of HSBC, was appointed as the director. On March 29, 2010, Magic Express acquired 100% of issued share capital of Future Champion.
Jin Zhan Limited is a BVI company, 100% owned by Future Champion, with Mr. Weigang Li as its sole director. Li Brothers transferred 768,000 shares of the Issuer’s Common Stock to Jin Zhan Limited on November 17, 2010.
Mr. Weigang Li is a brother of Ms. Jincai Li.

Mr. Weigang Li, Ms. Jincai Li, Li Brothers, China Honour, Magic Express, Lion International Management Limited, Future Champion, Jin Zhan Limited, LWG Family Trust and HSBC may be deemed to be a group.
Item 4. Purpose of Transaction
On May 20, 2011, as announced in the Current Report on Form 8-K filed by the Issuer on May 23, 2011 (the “Form 8-K”), the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), which is attached hereto as Exhibit B, with Parent and Amber Mergerco, Inc. (“Merger Sub”), a Florida corporation and a wholly owned subsidiary of Parent, providing for the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). As an inducement for Parent and Merger Sub to enter into the Merger Agreement, each of Li Brothers, China Honour, Mr. Weigang Li, Jin Zhan Limited, Mr. Brian Lin, Vyle Investment Inc., Mr. Weishe Zhang, and Small Special Technology Inc. entered into a voting agreement with Parent and Merger Sub on May 20, 2011, (each a “Voting Agreement” and, collectively, the “Voting Agreements”), the form of which is attached hereto as Exhibit C, which provides for, among other things, (i) each Reporting Person’s (except Parent) commitment to vote affirmatively all of the Common Stock beneficially owned by them, respectively, on matters in connection with the Merger, and (ii) each Reporting Person (except Parent) granting and appointing Parent, and any designee thereof, such Reporting Person’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Reporting Person, to affirmatively vote all of the Common Stock beneficially owned by them, respectively, on matters in connection with the Merger. No payment was made in consideration for entering into the Voting Agreements.
Further on May 20, 2011, four Reporting Persons, Li Brothers, Jin Zhan Limited, Vyle Investment Inc., and Small Special Technology Inc. entered into a Rollover Agreement, which is attached hereto as Exhibit D, with Parent and Merger Sub (the “Rollover Agreement”), pursuant to which, among other things, (i) Li Brothers will contribute 4,132,000 shares of Common Stock, Jin Zhan Limited will contribute 768,000 shares of Common Stock, Vyle Investment Inc. will contribute 400,000 shares of Common Stock, and Small Special Technology Inc. will contribute 400,000 shares of Common Stock, in consideration for the same number of shares in Parent, respectively, immediately prior to the completion of the Merger, (ii) Li Brothers has agreed to defer an aggregate cash payment of $11,000,000 (subject to adjustment as set forth in the Rollover Agreement) in consideration for 1,222,222 shares of Common Stock it holds, payable at such time as set forth therein, and (ii) each of Li Brothers, Jin Zhan Limited, Vyle Investment Inc., and Small Special Technology Inc. will have a continuing equity interest in Parent and enter into a shareholders agreement, that will govern the relationship among the shareholders of Parent following the Merger.
Except as described above and elsewhere herein, the Reporting Persons do not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).
The foregoing description of each of the Merger Agreement, the Voting Agreements and the Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibits 2.1, 9.1, and 10.4 to the Form 8-K, respectively, each of which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
(a) By reason of the Voting Agreements described in Item 4 above and the irrevocable proxy contained therein, Parent may be deemed to beneficially own and have the shared voting power to vote or to direct the vote of (but no power to dispose of or to direct the disposition of) 16,916,600 shares of Common Stock (“Parent’s Shares”), representing approximately 59.1% of the Common Outstanding. Parent’s Shares include each of the following: (1) 12,000,000 shares of Common Stock held by Li Brothers, (2) 2,667,600 shares of Common Stock held by China Honour, (3) 786,600 shares of Common Stock held by Vyle Investment Inc., (4) 768,000 shares of Common Stock held by Jin Zhan Limited, (5) 524,400 shares of Common Stock held by Small Special Technology Inc., (6) 17,500 shares of Common Stock held by Mr. Weigang Li, (7) 52,500 shares of voting restricted Common Stock held by Mr. Weigang Li, (8) 25,000 shares of Common Stock held by Mr. Brian Lin, and (9) 75,000 shares of voting restricted Common Stock held by Mr. Brian Lin.

Mr. Weigang Li: As of the filing date, Mr. Weigang Li beneficially owns 15,699,350 shares of Common Stock (“Li’s Shares”), representing a 54.5% of the 28,799,684 shares of the Issuer, which is the aggregate of the Common Outstanding and Mr. Weigang Li’s options to purchase 193,750 shares of Common Stock that is exercisable within 60 days from May 23, 2011. Li’s Shares include each of the following: (1) his options to purchase 193,750 shares of Common Stock that is exercisable within 60 days from May 23, 2011, (2) 17,500 shares of Common Stock, (3) 52,500 shares of voting restricted Common Stock held by Mr. Weigang Li, (4) 12,000,000 shares of Common Stock held by Li Brothers, (5) 2,667,600 shares of Common Stock held by China Honour; and (6) 768,000 shares of Common Stock held by Jin Zhan Limited.
Ms. Jincai Li: As of the filing date, Ms. Jincai Li beneficially owns 14,667,600 shares of Common Stock, representing 51.3% of the Common Outstanding, which includes each of the following: (1) 12,000,000 shares of Common Stock held by Li Brothers, and (2) 2,667,600 shares of Common Stock held by China Honour.
China Honour: As of the filing date, China Honour beneficially owns 2,667,600 shares of Common Stock, representing 9.3% of the Common Outstanding.
Li Brothers: As of the filing date, Li Brothers beneficially owns 12,000,000 shares of Common Stock, representing 41.9% of the Common Outstanding.
Alpha Great: As of the filing date, Alpha Great Holdings Limited beneficially owns 9,051,600 shares of Common Stock, representing 31.6% of the Common Outstanding, which includes each of the following: (1) 6,384,000 shares of Common Stock held by Li Brothers, and (2) 2,667,600 shares of Common Stock held by China Honour.
Jin Zhan Limited: As of the filing date, Jin Zhan Limited beneficially owns 768,000 shares of Common Stock, representing 2.7% of the Common Outstanding.
Future Champion: As of the filing date, Future Champion beneficially owns 5,616,000 shares of Common Stock held by Li Brothers, representing 19.6% of the Common Outstanding.
Vyle Investment Inc.: As of the filing date, Vyle Investment Inc. beneficially owns 786,600 shares of Common Stock, representing 2.7% of the Common Outstanding.
Mr. Brian Lin: As of the filing date, Mr. Brian Lin beneficially owns 1,224,100 shares of Common Stock (“Lin’s Shares”), representing 4.2% of the 28,943,434 shares of the Issuer, which is the aggregate of the Common Outstanding and Mr. Brian Lin’s options to purchase 337,500 shares of Common Stock that is exercisable within 60 days from May 23, 2011. Lin’s Shares include each of the following: (1) his indirect beneficial ownership of 786,600 shares of Common Stock through Vyle Investment Inc., (2) his options to purchase 337,500 shares of Common Stock that is exercisable within 60 days from May 23, 2011, (3) 25,000 shares of Common Stock, and (4) 75,000 shares of voting restricted Common Stock held by Mr. Brian Lin.
Small Special Technology Inc.: As of the filing date, Small Special Technology Inc. beneficially owns 524,400 shares of the Common Stock, representing 1.8% of Common Outstanding.
Mr. Weishe Zhang: As of the filing date, Mr. Weishe Zhang beneficially owns 731,900 shares of Common Stock, representing 2.6% of the Common Outstanding, which includes his indirect beneficial ownership of 524,400 shares of Common Stock through Small Special Technology Inc. and his options to purchase 207,500 shares of Common Stock that is exercisable within 60 days from May 23, 2011.
(b) Mr. Weigang Li and Ms. Jincai Li have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of shares owned by Li Brothers and China Honour. The Reporting Persons except for Mr. Weigang Li and Ms. Jincai Li have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares owned by them as indicated above. Mr. Weigang Li is a brother of Ms. Jincai Li.

(c) Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the information set forth Item 3 and Item 4, which is hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated May 27, 2011, by and among Amber Parent Limited, Weigang Li, Jincai Li, China Honour Investment Limited, Li Brothers Holdings Inc., Alpha Great Holdings Limited, Future Champion Limited, Jin Zhan Limited, Vyle Investment, Inc., Small Special Technology Inc. And Weishe Zhang.

Exhibit B	Agreement and Plan of Merger, dated May 20, 2011, by and among the Issuer, Amber Parent Limited and Amber Mergerco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. on May 23, 2011 (File No. 001-33588)).

Exhibit C	Form of Voting Agreements (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. on May 23, 2011 (File No. 001-33588)).

Exhibit D	Rollover Agreement, dated May 20, 2011, by and among Amber Parent Limited, Amber Mergerco, Inc., Li Brothers Holdings Inc., Vyle Investment, Inc., Jin Zhan Limited and Small Special Technology Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. on May 23, 2011 (File No. 001-33588)).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Reporting Persons:
Date: May 27, 2011

Amber Parent Limited
/s/ Sean Doherty
Name:	Sean Doherty
Title:	Authorized Signatory

/s/ Weigang Li
Weigang Li

/s/ Jincai Li
Jincai Li

China Honour Investment Limited
/s/ Weigang Li
Name:	Weigang Li
Title:	Authorized Signatory

Li Brothers Holdings Inc.
/s/ Weigang Li
Name:	Weigang Li
Title:	Authorized Signatory

Alpha Great Holdings Limited
/s/ Weigang Li
Name:	Weigang Li
Title:	Authorized Signatory

Future Champion Limited
/s/ Weigang Li
Name:	Weigang Li
Title:	Authorized Signatory

Jin Zhan Limited
/s/ Weigang Li
Name:	Weigang Li
Title:	Authorized Signatory

Vyle Investment Inc.
/s/ Brian Lin
Name:	Brian Lin
Title:	Authorized Signatory

/s/ Brian Lin
Brian Lin

Small Special Technology Inc.
/s/ Weishe Zhang
Name:	Weishe Zhang
Title:	Authorized Signatory

/s/ Weishe Zhang
Weishe Zhang